UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wimm-Bill-Dann Foods OJSC

File No. 001-31232 - CF#25083

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Wimm-Bill-Dann Foods OJSC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 23, 2010.

Based on representations by Wimm-Bill-Dann Foods OJSC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.2	through December 31, 2011
Exhibit 4.3	through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel